Filed by Energy East Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                         and deemed filed pursuant to Rule 14a-6
                                       under the Securities Exchange Act of 1934

                                         Subject Company: RGS Energy Group, Inc.
                                                      Registration No. 333-59300



     ENERGY EAST SHAREHOLDERS OVERWHELMINGLY APPROVE MERGER WITH RGS ENERGY
        Continued Price Stability Proposed for NYSEG's Electric Customers

FOR IMMEDIATE RELEASE

            NEW YORK, NY, JUNE 15, 2001 - Energy East Corporation (NYSE:EAS) shareholders today overwhelmingly approved the company's merger with RGS Energy Group (NYSE:RGS), the parent company of Rochester Gas & Electric Corporation. Upon completion of the merger, expected in early 2002, Energy East will be one of the most diversified energy suppliers in the Northeast, serving nearly 3 million natural gas and electric customers across upstate New York and New England. The combined company will have over $5 billion in annual revenues and almost $10 billion in assets.
      "RGS Energy's operations in nine counties centering around Rochester will provide a solid base for growth," said Wes von Schack, Energy East's chairman, president and chief executive officer, at the company's annual shareholder meeting today. "The Greater Rochester Region is one of the largest exporters in the nation, with over $15 billion of exports in 2000. Large and reputable companies located in the area, combined with an increasing number of new businesses, particularly in the biotech and precision manufacturing industries help make it an extremely attractive part of the upstate economy."
      Von Schack said RG&E's generation portfolio will help Energy East manage some of the business risks that are naturally inherent in a transmission and distribution business. "RG&E's power generation facilities substantially satisfy its customers' needs, and will help support some of NYSEG's supply requirements and improve our ability to continue to deliver electricity at stable prices. The addition of this generation, our existing long-term power purchase contracts and selective generation expansion by Energy East will give us an even broader range of options to meet the energy needs of upstate New York consumers," von Schack said.
      In discussing the four mergers completed last year, von Schack noted that the mergers are helping to diversify Energy East's earnings stream. Energy East's first quarter 2001 earnings per share were up 15 cents compared to the same period last year, largely driven by earnings from the merged companies. "We are on track to achieve the synergies we told you about when we announced each of these mergers. Working with regulators in Maine and Connecticut, we have received approvals for long-term, performance-based rate agreements that share synergies between customers and shareholders, providing important price stability for customers and earnings growth potential for shareholders," von Schack said.

PROPOSING A PLAN TO INSULATE ELECTRIC CUSTOMERS FROM FUTURE PRICE INCREASES

      The electricity shortages and price shocks that are impacting several parts of the country, most notably California, are also being experienced in New York. "Fortunately, NYSEG customers have been spared these price shocks because their electricity supply and delivery prices have been frozen since 1995," von Schack said.
      In early March of this year, NYSEG proposed a comprehensive six-point energy policy, NYSEGPlan, that addresses New York's energy crisis. NYSEGPlan calls for:
- Streamlining the siting and approval process to build new generating plants.
- Adding to the state's electric transmission capacity by providing financial incentives.
- Expanding the state's natural gas supply infrastructure with faster state and federal approval.
- State and federal regulators must create a regional transmission organization that includes New York, New England and the Pennsylvania-New Jersey-Maryland Independent System Operator in order to increase the diversity and number of electricity suppliers. A single state Independent System Operator is not large enough for a liquid and competitive electric market.
-     Reinforcing the need for wise energy use by all customers.
      "Certainly, we understand that it will take some time and cooperation between state and federal regulators before these initiatives can be completed. In fact, we estimate that it will take in the vicinity of seven years to build the necessary generating plants and energy infrastructure to ensure a sound energy and economic future for New York State," von Schack said. "During that time, we want our consumers and the upstate economy insulated from price volatility."

      To that end, NYSEG has voluntarily filed with the New York Public Service Commission a Price Protection Plan that would continue to freeze electricity delivery and supply prices until 2008 while still enabling customers to choose their electricity supplier.

ABOUT ENERGY EAST: Energy East is a super-regional energy services and delivery company serving 2 million customers (1.4 million electricity and 600,000 natural gas) in upstate New York and New England over a 32,000-square mile service area. On February 20, 2001, Energy East announced a strategic combination with RGS Energy Group, the parent company of Rochester Gas & Electric Corporation. The combined company will be one of the largest, most diversified energy providers in the Northeast, servicing half of upstate New York and nearly 3 million customers, including approximately 1.8 million electric customers, almost one million natural gas customers and approximately 200,000 other retail energy customers. For more information about Energy East, please visit the company's Web site at www.energyeast.com.


SAFE HARBOR STATEMENT
UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The foregoing contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Energy East and RGS Energy are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties set forth in Energy East's and RGS Energy's filings with the SEC, including risks and uncertainties relating to: failure to obtain and retain expected synergies from the merger between Energy East and RGS Energy and the prior Energy East mergers, delays in obtaining or adverse conditions contained in any required regulatory approvals, changes in laws or regulations, economic or weather conditions affecting future sales and margins, changes in markets for electricity and natural gas, availability and pricing of fuel and other energy commodities, legislative and regulatory changes (including revised environmental and safety requirements), availability and cost of capital and other similar factors. Readers are referred to Energy East's and RGS Energy's most recent reports filed with the SEC.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with their proposed merger, Energy East and RGS Energy have filed a joint proxy statement/prospectus with the Securities and Exchange Commission. The joint proxy statement/prospectus was mailed to Energy East and RGS Energy shareholders beginning on April 28, 2001. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Energy East and RGS Energy with the Commission at the Commission's web site at www.sec.gov. Free copies of the joint proxy statement/prospectus, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of Energy East's filings may be obtained by directing a request to Energy East Corporation, P.O. Box 3200, Ithaca, NY 14852-3200, Telephone: (800) 225-5643. Free copies of RGS Energy's filings may be obtained by directing a request to RGS Energy Group, Inc., 89 East Avenue, Rochester, NY 14649,
Telephone: (800) 724-8833.



Contact:          Thorn Dickinson
                  Manager-Investor Relations
                  Energy East Corporation
                  607.347.2561